Skadden, Arps, Slate, Meagher & Flom
LEVEL 13
131 MACQUARIE STREET
SYDNEY, NEW SOUTH WALES  2000
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TEL: (61-2) 9253-6000
FAX: (61-2) 9253-6044
www.skadden.com
Resident Partners

Adrian Deitz*
Admitted in New York

Mark Leemen*
Admitted in New York
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*	Registered Foreign Lawyer in New South Wales Entitled to Practice Foreign Law Only

December 10, 2009

VIA EDGAR

Mr. Michael Coco
Special Counsel
Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Commonwealth of Australia
Registration Statement on Schedule B (File No. 333-163307)

Dear Mr. Coco:

On behalf of our client, the Commonwealth of Australia (the "Registrant"), transmitted herewith via EDGAR is Amendment No. 1 to the Registration Statement on Schedule B (File No. 333-163307) of the Registrant (the "Registration Statement").  For your convenience, a blackline of the Registration Statement marked to show changed pages from the Registration Statement initially filed with the Securities and Exchange Commission (the "Commission") on November 24, 2009 was provided to the staff of the Commission (the "Staff") via email on December 9, 2009.  The changes included in the Registration Statement reflect those made in response to the comments of the Staff communicated to me via telephone on December 9, 2009.

References in this letter to section headings refer to those sections of the preliminary prospectus included in the Registration Statement.

Set forth below are the Registrant's responses to the Staff’s comments:

Mr. Michael Coco
Special Counsel
Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
December 10, 2009

The Commonwealth of Australia Guarantee of State and Territory Borrowing

The Registrant has inserted further disclosure with respect to the rationale underlying the implementation of the State Guarantee Scheme and the objectives of such Scheme.  The Registrant has revised the Registration Statement to clarify that the State Guarantee Scheme provides for a time-limited, voluntary guarantee over State and Territory government borrowing which will continue in operation until market conditions associated with the global financial crisis normalise.

Where You Can Find More Information

The Registrant has inserted a reference to the file number of the Registrant's Annual Report on Form 18-K for the year ended June 30, 2009, as filed with the Commission on November 24, 2009.

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Please call me at 011-612-9253-6015 should you have any questions or require any additional information.

Very truly yours,

/s/ Adrian Deitz
Adrian Deitz

cc:	John Williams
John Scala
Australian Government Solicitor

Kerstin Wijeyewardene
Jacky Rowbotham
Matthew Burston
The Department of the Treasury of the Commonwealth of Australia